SECOND AMENDMENT TO THE SUPPLY AND OFFTAKE AGREEMENT

This Second Amendment Agreement (this "**Second Amendment**") is dated as of the 19th day of April, 2012, , and is made between **MACQUARIE ENERGY CANADA LTD.**, a Canadian corporation ("**Macquarie Energy**"), and **NORTH ATLANTIC REFINING LIMITED,** a body corporate, incorporated under the laws of the Province of Newfoundland and Labrador ("**Refiner**"). Macquarie Energy and Refiner are sometimes collectively referred to as the "**Parties**" and individually as a "**Party**."

RECITALS:

A. Reference is made to the Supply and Offtake Agreement dated as of October 11, 2011 (as heretofore or hereafter amended, restated, modified or supplemented, the "**SOA**"), between the Parties to this Second Amendment.

B. The Parties have agreed to amend the SOA, with retroactive effect on and from the Commencement Date set forth in the SOA, (i) to allow for the purchase by Refiner from Macquarie Energy of certain additional petroleum products, additives and feedstocks not otherwise constituting Feedstocks under the SOA; (ii) to permit delivery methods of Feedstock and Feedstock Additives in addition to ex-ship delivery; and (iii) to amend the list of Annex B Designated Tanks.

IT IS AGREED as follows, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged:

AGREEMENTS:

1.1 RECITALS. The foregoing Recitals are hereby made a part of this Second Amendment.

1.2 DEFINITIONS. Capitalized terms used in this Second Amendment and not otherwise defined herein shall have the meanings specified for such terms in the SOA.

1.3 AMENDMENTS TO THE SOA.

1.3.1 Addition of New Definitions. The following definitions are hereby added to ***Section 1.1*** of the SOA and inserted in the appropriate alphabetical order therein:

> "**Feedstock Additive**" means any petroleum product, additive or feedstock supplied by Macquarie Energy to Refiner for Refiner's blending into refined petroleum products, including Products, sold to Macquarie Energy or for resale to third parties, but excluding any crude oil and petroleum feedstocks to be processed at the Refinery and otherwise covered in the definition of Feedstock.

1.3.2 Amendment of Existing Definition. The following definitions in ***Section 1.1*** of the SOA is hereby amended and restated in its entirety to read as follows:

" "**Feedstock**" means crude oil and petroleum feedstocks acquired by Macquarie Energy to be processed at the Refinery. Throughout the SOA, the term "Feedstock" shall be deemed to include Feedstock Additives unless specific exception is made."

" "**Gross Macquarie Energy Inventory Value**" means, as of any given time of determination, the result of (i) the volume of all Feedstock then contained in the Designated Feedstock Tanks or otherwise to which Macquarie Energy has taken title as a result of a Requested Cargo times the Feedstock Transfer Price for such volume of Feedstock plus (ii) the volume of all Product then contained in the Designated Product Tanks times the Product Price for such volume of Product."

1.3.3 Amendment to Section 2.1(b). The following new text is hereby added to the end of Section 2.1(b):

1.3.4 "To the extent that any Feedstock Additive is delivered into a storage tank at the Refinery not set forth as a Designated Feedstock tank in Annex B, the Parties agree that such Feedstock Additive shall be treated as if it were delivered into a Designated Feedstock Tank; provided, however, that such tank into which the delivery was made is not for the exclusive use of Macquarie Energy and may contain petroleum products, additives, or feedstocks owned by the Refinery of the same grade and quality, for which Macquarie Energy has no obligations hereunder. Title and risk of loss to any Feedstock Additive shall transfer to Refiner at the exit flange of such tank." Amendment to Section 3.1. ***Section 3.1*** of the SOA is hereby amended by adding a new sentence to the end thereof as follows:

"For purposes of this Section 3.1, Feedstock shall not be deemed to include Feedstock Additives, which shall not be subject to the exclusivity provisions hereof."

1.3.5 Amendment to Section 3.2(a). The first sentence of ***Section 3.2(a)*** of the SOA is hereby amended and restated in its entirety to read as follows:

" (a) *Feedstock Acquisitions.* Refiner shall request Macquarie Energy to purchase certain volumes and grades of Feedstock from Refiner, its Affiliates or third parties on a delivered ex-ship basis at the Refinery dock, or such other delivery basis as the Parties may mutually determine, including, but not limited to, commonly used Incoterms in the oil trading industry such as Cost Insurance and Freight or Cost and Freight basis, ("**Requested Cargo**") consistent with Refiner's forecasted or other Feedstock requirements delivered to Macquarie Energy. For purposes of this Agreement, deliveries of Feedstock on a basis other than ex-ship at the Refinery dock shall be treated as if such Feedstock were delivered into Designated Feedstock Tanks upon Macquarie Energy's receipt of title to such Feedstock; provided, however, that should this Agreement terminate under Section 9 and such Feedstocks will be sold to Refiner but the actual physical delivery of such Feedstock into the Designated Feedstock Tanks

has not occurred, the provisions of Section 9 shall apply except, to the extent title would transfer to Refiner for such Feedstock, such title shall not transfer until such time as the Feedstock is delivered into the Designated Feedstock Tanks unless otherwise mutually agreed by the Parties."

1.3.6 Amendment to Section 3.2(b). ***Section 3.2(b)*** of the SOA is hereby amended and restated in its entirety to read as follows:

> " (b) *Feedstock Purchases and Sales.* In the event that Macquarie Energy agrees to acquire Feedstock from Refiner or a third party and such Feedstock is delivered on an ex-ship basis to Macquarie Energy at the Refinery dock, or other mutually-agreed delivery basis, and into the Designated Feedstock Tanks or otherwise deemed to be in the Designated Feedstock Tanks hereunder, Macquarie Energy hereby agrees to sell to Refiner the same grade and volume of Feedstock consistent with Refiner's forecasted future Feedstock requirements under Section 7(a)."

1.3.7 Amendment to Annex B. Annex B "Designated Tanks" is hereby deleted in its entirety and replaced with the Annex B attached hereto.

1.4 REPRESENTATIONS AND WARRANTIES.

1.4.1 Reaffirmation of Rights and Obligations. Subject to Section 1.3, the Parties acknowledge that their rights and obligations under the SOA remain unaffected by this Second Amendment.

1.4.2 Due Authorization. Each Party represents and warrants that its execution, delivery and performance of this Second Amendment has been duly authorised and that this Second Amendment constitutes its legal, valid and binding obligations.

1.4.3 Counterparts. This Second Amendment may be signed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

1.4.4 Notices. Any notice or other communication in respect of this Second Amendment will be governed by the terms of ***Section 12.15*** of the SOA.

1.4.5 Governing Law. This Second Amendment is governed by the laws of the Province of Alberta.

[SIGNATURES ON NEXT PAGE]

The Parties have caused this Second Amendment to be duly executed as of the day and year first above written.

MACQUARIE ENERGY CANADA LTD.

By: ______________________
Name: Daniel Vizel
Title: Executive Director

By: ______________________
Name: Nicole D. Spaur
Title: Associate Director, Legal Risk Management

NORTH ATLANTIC REFINING LIMITED

By: ______________________
Name: Yongho, Cho
Title: president.

ANNEX B

DESIGNATED TANKS

Tank No.	Tank Contents
	Designated Feedstock Tanks
	Crude
Tk-101	Crude Oil
Tk-102	Crude Oil
Tk-103	Out of Service
Tk-104	Crude Oil
Tk-105	Crude Oil
Tk-106	Crude Oil
Tk-219	VGO
Tk-528	VGO
Tk-949	Blendstock
	Designated Product Tanks*
Tk-410	Gasoline
Tk-411	Gasoline
Tk-412	Gasoline
Tk-414	Gasoline
	Diesel
Tk-518	L.S. #2 Fuel Oil
Tk-520	L.S. #2 Fuel Oil
Tk-521	L.S. #2 Fuel Oil
Tk-522	L.S. #2 Fuel Oil
	#6 Oil
Tk-629	Out of Service
Tk-526	#6 Fuel Oil
Tk-632	#6 Fuel Oil
Tk-631	#6 Fuel Oil/Bunkers
Tk-630	#6 Fuel Oil
	Refinery Fuel Oil
Tk-525	Low Sulfur Refinery Fuel Oil
Tk-640	Refinery Fuel Oil
Tk-641	Out of Service

*** Designated Product Tanks for Gasoline subject to change based on operational requirements.**